Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Marriott International, Inc. (“Marriott”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Class A Common Stock, par value $0.01 per share (our “common stock”).

DESCRIPTION OF COMMON STOCK
The following summary description sets forth some of the general terms and provisions of our common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our common stock, you should refer to the provisions of our restated certificate of incorporation (our “certificate of incorporation”) and our amended and restated bylaws (our “bylaws”), each of which are exhibits to the Annual Report on Form 10-K to which this description is an exhibit.
General
Under our certificate of incorporation, Marriott is authorized to issue up to eight hundred million (800,000,000) shares of our common stock and up to ten million (10,000,000) shares of preferred stock, without par value (our “preferred stock”), 800,000 shares of which have been designated Series A Junior Participating Preferred Stock. The shares of our common stock currently outstanding are fully paid and non-assessable. No shares of preferred stock are currently outstanding.
No Preemptive, Redemption or Conversion Rights
Our common stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of shares of common stock do not have preemptive rights to acquire newly issued shares, but our certificate of incorporation states that our board of directors may provide for such rights in the future in its discretion.
Voting Rights
We have one class of stock outstanding, our common stock, all holders of which have ten votes per share in all elections of directors and on all other matters submitted to a vote of stockholders of Marriott. Holders of shares of common stock do not have cumulative voting rights. Directors elected at a meeting of stockholders are elected by the vote of the majority of the votes cast (as defined in our bylaws), provided, that if the number of nominees exceeds the number of directors to be elected, the directors, not exceeding the authorized number of directors as fixed by the board of directors in accordance with the bylaws, receiving the greatest number of votes of the stockholders entitled to vote thereon, present in person or by proxy, will be elected. All other matters submitted to a vote of stockholders are decided by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote thereon, unless the matter is one upon which a different vote is required by express provision of law, our certificate of incorporation or our bylaws.

Board of Directors
Our board of directors is not classified. Our board of directors has the authority to make, alter, amend and repeal bylaws, subject to certain limitations set forth in our certificate of incorporation and bylaws.
Dividend Rights
Subject to the preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends, if any, as and when declared, from time to time, by our board of directors out of funds legally available therefor.
Liquidation, Dissolution or Similar Rights
Upon dissolution, after satisfaction of the claims of creditors, the assets of Marriott would be distributed to stockholders in accordance with their respective interests, including any rights a holder of shares of preferred stock may have to preferred distributions upon dissolution or liquidation of Marriott.
Preferred Stock
Under our certificate of incorporation, without further stockholder action, our board of directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to set the voting powers of each such series, and to fix the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each such series.
Forum Selection Clause
Under our bylaws, unless Marriott consents in writing to the selection of an alternative forum, the sole and exclusive forum for any current or former stockholder making certain types of claims shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware). This provision applies to claims, including claims in the right of Marriott, (a) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or (b) as to which the Delaware General Corporation Law (the “DGCL”) confers jurisdiction upon the Court of Chancery.
Other Anti-Takeover Effects of Provisions of our Certificate of Incorporation, Bylaws, and Delaware Law
Our certificate of incorporation and bylaws and Delaware law contain provisions that, in addition to being applicable in other contexts, could delay or discourage some transactions involving an actual or potential change in control of Marriott or its management. For example, under Section 203 of the DGCL a stockholder holding 15% or more of our outstanding voting stock could not acquire us without consent of our board of directors for at least three years after the date the stockholder first held 15% or more of the voting stock. Our governing corporate documents also, among other things, require supermajority votes for mergers and similar transactions, for certain transactions with any interested stockholder (as defined in our certificate of incorporation), as well as to remove a director, and to amend certain provisions of our certificate of incorporation and bylaws. In addition, our board of directors could, without stockholder approval, implement other anti-takeover defenses, such as a stockholder rights plan.